FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated April 24, 2006, regarding the resubmission to CONASEV of a translation of the Company’s 20-F.

2.	Translation of a letter to CONASEV, dated April 21, 2006, regarding the merger project.

3.	Translation of a letter to CONASEV, dated April 24, 2006, regarding the resignation of Mr. Juan Salvatierra Chirinos from the office of general manager and the appointment of Mr. Rafael Araujo Díaz in his place as well as the increase in Terra Networks Perú S.A.’s capital stock.

Item 1

Lima, April 24th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Gentlemen:

We address you in compliance with Article 28 of the Stock Market Law and the Regulations on Key Events, Reserved Information and Other Communications approved by means of CONASEV Resolution N° 107-2002-EF/94.10, in order to send once again Form 20F, registered before the “Securities and Exchange Commission” (SEC).

We will deliver such document’s Spanish translation in the following days.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, April 21st, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Gentlemen:

We address you in compliance with what is stated on the Stock Market Law, on the Regulations on Key Events, Reserved Information and Other Communications and on the Regulations on Indirect Property, Binding, and Economic Groups, we hereby let you know the following information on companies which are part of Telefónica’s economic group.

•	On April 21st 2006, Telefónica Servicios Técnicos S.A.C.’s general shareholders’ meeting accepted the resignation of Mr. Juan Salvatierra Chirinos, who performed the office of general manager and appointed for such office, Mr. Rafael Araujo Díaz.

•	On April 21st 2006, Terra Networks Perú S.A.’s general shareholders’ meeting agreed to increase the company’s capital stock by S/. 1,699,532.00. As a consequence of such agreement, the capital stock increased to a total amount of S/. 10,143,803.00.

Herein you may find the information on the Economic Group in the form established by CONASEV.1

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

[1]	Documents not included herein.

Item 3

Lima, April 24th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Gentlemen:

In compliance with Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, and CONASEV Resolution N° 107-2002-EF/94.10 Telefónica del Perú S.A.A. hereby advises you, as Key Events, that the following agreements took place in Telefónica del Perú S.A.A.’s Board of Directors Meeting, which took place today:

1.	Approval of the merger Project (hereinafter the “Project”) jointly drafted by the managements of Telefónica Empresas Perú S.A.A. (hereinafter “Telefónica Empresas”) and Telefónica del Perú, which was previously approved by such companies’ Board of Directors. Therefore, the approval to carry on the proposed merger, by which Telefónica del Perú will absorb Telefónica Empresas, extinguishing its legal entity status, in the terms and conditions set forth in the Project, took place.

2.	As a consequence of what is stated in the preceding item, the following were also approved:

a.	The distribution and exchange schedule of shares established in the Project, by which Telefónica Empresas’ shareholders will receive, per each Telefónica Empresas’ share they hold, 2.32541920389 Class B Telefónica del Perú’s shares.

b.	As a consequence of the merger, the increase of Telefónica del Perú’s capital stock by an amount of S/.930,270 (Nine hundred and thirty thousand two hundred and seventy and 00/100 Nuevos Soles). That is, the capital stock went from S/.1,704,508,380 (One billion, seven hundred four million, five hundred eight thousand, three hundred eighty and 00/100 Nuevos Soles) to a total amount of S/.1,705,438,650 (One billion, seven hundred five million, four hundred thirty-eight thousand, six hundred fifty and 00/100 Nuevos Soles.)

c.	Arrange the issue of 930,270 Class B shares, representative of Telefónica del Perú’s stock for a face value of S/.1.00 (One and 00/100 Nuevo Sol) each, which will be delivered to Telefónica Empresas’ shareholders in terms of the distribution and exchange schedule established on sub-item a).

d.	The modification of the Bylaws’ Articles 5 and 6, according to the text set forth on the Project.

e.	Empower Telefónica del Perú’s General Management in order for it to set the register and delivery date for the temporary or final certificates and/or the temporary or final documents which correspond to Class B shares, which will be delivered to Telefónica Empresas’ shareholders, as a consequence of the merger.

f.	Set the date in which the merger will come in force for May 1st, 2006.

g.	Arrange the formulation of Telefónica del Perú’s general balance sheet for the date in which the merger will come in force.

Item 3

h.	Leave express written evidence that Class A-1, B and C Telefónica del Perú’s shares will continue, following the merger, registered in Lima’s Stock Market’s Stock Register and in the Public Registry of the CONASEV Stock Market.

In compliance with the regulations in force, you may find herein1: (i) the Project, approved by Telefónica del Perú’s General Shareholders’ Meeting; and (ii) a data sheet which explains the way in which the exchange schedule, which the Project proposes, has been determined. Neither document has been modified in relation to the ones presented last March 28th as key events.

Also, we state the following:

•	That, as Telefónica del Perú and Telefónica Empresas are both companies whose stock is registered in the Public Registry of the CONASEV Stock Market, it is not necessary to send those companies’ financial statements.

•	That, as the Project states, the valuation criteria of the companies which participate in the merger used in order for that process to take place is the valuation for discounted free cash flow. Such valuation was held by Interinvest S.A., whose opinion is integral part of the Project as Index A.

•	That, there are no (i) special rights; (ii) agreed benefits on behalf of the holders of shares which represent Telefónica del Perú S.A.A. and/or Telefónica Empresas Perú S.A.A.; or, (iii) other particular benefits for either Telefónica del Perú S.A.A. or for Telefónica Empresas Perú S.A.A., that being the case, the attachment of any schedule for these concepts is not needed.

3.	Grant Telefónica del Perú’s Board of Directors the powers to write off the shares which the company may acquire in case its shareholders and/or Telefónica Empresas’ shareholders exercise their rights to severance, due to the approval of the Project by the corresponding General Shareholders’ Meetings.

4.	As a consequence of the agreement stated on item 3, empower Telefónica del Perú’s Board of Directors with the power to: (i) reduce Telefónica del Perú’s capital stock in an amount which equals the face value of the acquired shares, as a result of the exercise of the aforementioned right to severance; and (ii) modify the first paragraph of the Bylaws’ Article 5.

We remain at your disposition for any additional information you may deem necessary.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

[1]	Items not included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: May 2, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.